Brian F. Leaf

T: +1 703 456 8053

bleaf@cooley.com

July 7, 2022

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Super Group (SGHC) Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed March 23, 2022
File No. 333-263800

Ladies and Gentlemen:

Set forth below are the responses of Super Group (SGHC) Ltd (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated July 5, 2022, with respect to the Registration Statement on Form F-1 filed with the Commission on March 23, 2022, and amended on June 7, 2022 (as so amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1 Filed March 23, 2022

Cover Page

1.

Please refer to the fifth paragraph of the prospectus cover page. Please revise to disclose the potential profit for all selling securityholders not just the Founder Holders. In this regard, we note your disclosure on page 20 that based on a closing price of your ordinary shares of $7.00, the selling securityholders, if they sold all of the shares registered for sale by this prospectus, would experience a potential profit of up to approximately $3.36 billion in the aggregate.

RESPONSE:    In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to disclose the potential profit of the selling securityholders.

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Securities and Exchange Commission

July 7, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brian Leaf of Cooley LLP at +1 703-456-8053.

Very truly yours,

Cooley LLP

/s/ Brian F. Leaf
Brian F. Leaf

Enclosures

cc:	Justin Stock, Cooley LLP
David G. Peinsipp, Cooley LLP
David Boles, Cooley LLP